UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of February, 2020
Commission File Number 1-10928

 INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒           Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: February 28, 2020	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

NEWS RELEASE
FOR IMMEDIATE DISTRIBUTION

Intertape Polymer Group Embraces Sustainability with a
Series of Focused Efforts Designed for a More Sustainable Future

- IPG has engaged William McDonough, co-author of Cradle to Cradle: Remaking the Way We Make Things, as an advisor on sustainable design for its packaging and protective solutions -

MONTREAL, QUEBEC and SARASOTA, FLORIDA - February 28, 2020 - Intertape Polymer Group Inc. (TSX:ITP) (“IPG” or the “Company”) today announced a series of measures that demonstrate its continuing commitment to creating a more sustainable future by enhancing its product offering, operations and supply-chain management. As part of this comprehensive approach to sustainability, the Company has engaged William McDonough as a strategic advisor for the Company’s sustainability strategy. This is in addition to implementing other measures to position the Company as a leading provider of sustainable packaging and protective solutions.

Sustainability Highlights:

•
Collaborating with William McDonough of McDonough Innovation on strategic advising for the design, manufacture and delivery of packaging and protective solutions grounded in the Cradle to Cradle Design™ framework

•	Achieved Cradle to Cradle Certified™ Bronze level for water-activated tape ("WAT")

•	Launched the Curby™ product line, a new proprietary, curbside recyclable range of solutions

•	Passed the Western Michigan University Old Corrugated Cardboard ("OCC") Equivalency ("WMU OCC-E") testing protocol to certify the recyclability of IPG non-reinforced WAT

•	Published the Company’s first annual Sustainability Report in 2019 - https://bit.ly/2v4jUmx

•
Signed the United Nations Global Compact (the "Compact") agreeing to adopt the ten principals governing Human Rights, Labor, Environment and Anti-Corruption; as a result, IPG expects all of its suppliers to support the Compact's Principals

“Consumers, retailers and distributors are increasingly in search of solutions that offer sustainable benefits. As an essential part of our customers’ supply-chains, IPG is taking a leading role in offering sustainable alternatives. To underscore our approach toward sustainability, we have evolved our corporate strategy to include sustainability as one of our four primary pillars,” said Greg Yull, President and CEO of IPG. “Our sustainable product choices include innovation with recyclable material and products that allow for resource efficiency through reduced waste. As examples, achieving the first Cradle to Cradle Certification™ for WAT and the Western Michigan University OCC Equivalency certification for our non-reinforced WAT, in each case provide our e-commerce customers evidence that these products are made for a circular economy. Our diverse product bundle aligns with our customers’ goals of less waste and more recyclability, product protection and convenient disposal, and is ultimately designed to delight customers and provide them a sustainable packaging alternative.”

William McDonough
William McDonough, IPG’s advisor on sustainable packaging, is a globally recognized leader in sustainable development. McDonough is trained as an architect, yet his interests and influence range widely, and he works at scales from the global to the molecular. McDonough is the architect of many recognized flagships of sustainable design, including the Ford Rouge truck plant in Michigan and NASA’s Sustainability Base, one of the most innovative facilities in the U.S. federal portfolio. He was the Inaugural Chair of the World Economic Forum’s Meta-Council on the Circular Economy (2014-2016) and currently serves on the Forum’s Global Future Council on Biodiversity and the Bio-economy. In 2019, Fortune Magazine named him as one of the 50 World’s Greatest Leaders.

“Bill is the recognized thought leader in sustainable design. In addition to being the co-founder of the Cradle to Cradle philosophy of doing 'more good' instead of just 'less bad', his commitment to continuous improvement is one that we not only share but are delivering on at IPG,” said Greg Yull. “With Bill’s consultation we are establishing a clear path to a structured sustainability strategy and process that we intend to incorporate throughout the Company. As we embrace sustainability as one of our core strategic pillars, Bill’s insight and network will be invaluable in helping us with product design and strengthening our customer relationships and visibility as a leader in sustainable products and operations.”

“IPG is stating its positive intentions to not only reduce packaging waste in the environment but also re-imagine how we package and/or protect everything,” said McDonough. “As part of its journey going beyond being less bad, toward being more good, IPG has already achieved Cradle to Cradle Certification on its first product as an early step in its ambitious and holistic continuous improvement plan. IPG’s intention is to set the industry standard for designing packaging and protective solutions that meet meaningful sustainability objectives by utilizing the Cradle to Cradle Design framework.”

Cradle to Cradle Certified™
The Cradle to Cradle Certified Products Program is a globally recognized protocol for product designers, manufacturers and brands as a pathway for making products with a positive impact on people and the planet. To receive certification, products are assessed for environmental and social performance across five critical sustainability categories: material health, material reuse, renewable energy and carbon management, water stewardship, and social fairness. A product is assigned an achievement level for each category and the product’s lowest category achievement also represents its overall certification level.

Curby™ Family of Products
The Curby family of products is produced with sustainably sourced materials designed to securely ship customer products and ultimately end up as curbside recyclable materials. These products include the Company's non-reinforced WAT, paper void fill, Hexcel paper cushioning and Chill-R cold chain insulation.

IPG has also entered into an exclusive agreement with HexcelPack LLC to produce and sell a new, recyclable, curbside recyclable protective mailer made from paper, called the Curby Mailer, powered by HexcelPack™. It will be lightweight and strong, made exclusively from Forest Stewardship Council or Program for the Endorsement of Forest Certification certified paper, and manufactured in the U.S.A. The paper in the Curby Mailer has been qualified by the Sustainable Packaging Coalition’s How2Recycle Program as “Widely Recyclable”.

Certified Recyclable Non-Reinforced Water-Activated Paper Tape
IPG's non-reinforced WAT is the first certified recyclable carton sealing tape having passed WMU's OCC-E testing protocol. The WMU OCC-E testing protocol was developed based on modeling guidelines from the Fibre Box Association (FBA). FBA members represent approximately 95% of the corrugators in the United States. The protocol was developed using untreated OCC as the control, which is a valuable and sought after source of secondary fibers.

Inaugural Sustainability Report
IPG published its first annual Sustainability Report, titled “Deepening our commitment to sustainability in packaging and protective solutions” in June 2019. In accordance with IPG’s strategy to incorporate Global Reporting Initiative ("GRI") standards into sustainability reporting, IPG is planning to expand its disclosure of GRI referenced sustainability metrics in its 2019 report, which will be published mid year in 2020.

Read the full report at https://bit.ly/2v4jUmx

About Intertape Polymer Group Inc.
Intertape Polymer Group Inc. is a recognized leader in the development, manufacture and sale of a variety of paper and film based pressure-sensitive and water-activated tapes, polyethylene and specialized polyolefin films, protective packaging, engineered coated products and packaging machinery for industrial and retail use. Headquartered in Montreal, Québec and Sarasota, Florida, the Company employs approximately 3,700 employees with operations in 31 locations, including 22 manufacturing facilities in North America, four in Asia and one in Europe.

Forward-Looking Statements
This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, "forward-looking statements"), which are made in reliance upon the protections provided by such legislation for forward-looking statements. All statements other than statements of historical facts included in this press release, including, but not limited to, statements regarding the impact of William McDonough's input into our product design and the strengthening of our customer base, and the timing of the publication of the Company's 2019 sustainability report, may constitute forward-looking statements. These forward-looking statements are based on current beliefs, assumptions, expectations, estimates, forecasts and projections made by the Company's management. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions and the Company can give no assurance that these assumptions will prove to have been correct and actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Readers are cautioned not to place undue reliance on any forward-looking statement. For additional information regarding important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read "Item 3 Key Information - Risk Factors", "Item 5 Operating and Financial Review and Prospects (Management's Discussion & Analysis)" and statements located elsewhere in the Company's annual report on Form 20-F for the year ended December 31, 2018 and the other statements and factors contained in the Company's filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of these forward-looking statements speaks only as of the date of this Sustainability Report. The Company will not update these statements unless applicable securities laws require it to do so.
For more information about IPG, visit www.itape.com.

FOR FURTHER INFORMATION CONTACT:
Ross Marshall
Investor Relations
(T) (416) 526-1563
(E) ross.marshall@loderockadvisors.com